SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MathStar, Inc.

(Name of Subject Company [Issuer])

Tiberius Capital II, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,323,899	$298***

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission, including the Form 10-K filed March 31, 2009, and the Form 10-Q filed May 15, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder for 4,682,564 shares of common stock, $0.01 par value per share, of the issuer (the “Shares”), less the 53,087 Shares owned by such bidder and the affiliates of such bidder, at a purchase price of $1.15 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

***	Previously paid in connection with the filing person’s Schedule TO filed with the Securities and Exchange Commission on June 1, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$298
Form or Registration No.:	Schedule TO-T
Filing Party:	Tiberius Capital II, LLC
Date Filed:	June 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒ Third party tender offer subject to Rule 14d-l .

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) is filed by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife, and amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, by Purchaser. The Schedule TO relates to the third-party tender offer by Purchaser to purchase 4,682,564 shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation (the “Company), at a net price per Share equal to $1.15 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 10.

The Expiration Date of the Offer has been extended to 11:59 P.M., New York City time, on June 30, 2009. All references in the Offer to Purchase, Letter of Transmittal, the letter to brokers, dealers, commercial banks, trust companies and other nominees, and the letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, to the Expiration Date as 12:01 A.M., New York City time, on June 30, 2009, are hereby amended and restated to refer to the Expiration Date at 11:59 P.M., New York City time, on June 30, 2009. The purpose of the extension is to give brokers, dealers, commercial banks, trust companies and other nominees additional time to respond to the Offer.

The Offer to Purchase is hereby amended by:

Cover Page

Replacing the first sentence of the cover page of the Offer to Purchase with the following:

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 30, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

Replacing the second paragraph of the cover page of the Offer to Purchase with the following:

The Offer is conditioned upon, among other things, Purchaser being satisfied, in its reasonable discretion, that: (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., which, together with the Shares then owned by Tiberius Capital II, LLC (“Purchaser”), represents a majority of the total number of Shares then outstanding; (ii) no takeover defenses (such as a “poison pill” shareholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current five members, or any issuance of preferred stock) exist for MathStar immediately prior to the expiration of the Offer; (iii) Purchaser will control MathStar’s Board of Directors immediately after the Offer is consummated (which condition is hereby waived by Purchaser); (iv) MathStar retains a minimum of $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the total stockholders’ equity of MathStar is at least $14 million immediately prior to the expiration of the Offer. Other conditions of the offer are described herein under the caption “Conditions of the Offer.” The Offer is not subject to any financing condition. In addition, Purchaser reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more than 4,682,564 Shares are tendered, or to waive any condition of the Offer and accept fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered.

Summary Term Sheet

Replacing the paragraph under the heading “Is our financial condition relevant to your decision to tender in the Offer?” on page 4 of the Offer to Purchase with the following:

No. We do not believe that our financial condition is relevant to your decision to tender in the Offer, because we are offering to pay solely in cash and the Offer is not subject to any financing condition. We have no plans or intentions to provide to MathStar any funding, loans, equity or capital support or resources, and we have no plans or intentions to merge another company into MathStar and no plans to propose any business combination between MathStar and any other company. See “Sources and Amount of Funds.”

Replacing the paragraph under the heading “What are the most significant conditions of the Offer?” on page 5 of the Offer to Purchase with the following:

The Offer is conditioned upon, among other things, our being satisfied, in our reasonable discretion, that: (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by us, represents a majority of the total number of Shares then outstanding; (ii) no takeover defenses (such as a “poison pill” shareholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current five members, or any issuance of preferred stock) exist for MathStar immediately prior to the expiration of the Offer; (iii) we will control MathStar’s Board of Directors immediately after the Offer is consummated (which condition is hereby waived by us); (iv) MathStar retains a minimum of $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the total stockholders’ equity of MathStar is at least $14 million immediately prior to the expiration of the Offer. Other conditions of the offer are described herein under the caption “Conditions of the Offer.”

Inserting the following immediately above the heading “How long do you have to decide whether to tender in the Offer?” on page 5 of the Offer to Purchase:

How many Shares do we own, and how many Shares must be tendered to meet the Minimum Tender Condition (as defined below)?

We own 53,087 Shares. 3,750,000 shares must be tendered in order to meet the Minimum Tender Condition (as defined below). See “Introduction.”

Introduction

Replacing the paragraph that immediately follows the heading “2. The No Takeover Defenses Condition.” on page 11 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that MathStar does not have any takeover defenses, including, without limitation, a “poison pill” shareholder rights plan, a staggered board of directors, an increase in the size of its

Board of Directors from its current five members, and any issuance of shares of preferred stock, in each case immediately prior to the expiration of the Offer (the “No Takeover Defenses Condition”).

Replacing the paragraph that immediately follows the heading “3. The Minimum Cash Condition.” on page 11 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that MathStar retains at least $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer (the “Minimum Cash Condition”).

Replacing the paragraph that immediately follows the heading “4. The No Impairment Condition.” on page 11 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that MathStar has not entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s ability to acquire the Shares pursuant to the Offer or otherwise diminishing the expected value to Purchaser of the acquisition of such Shares (the “No Impairment Condition”).

Replacing the paragraph that immediately follows the heading “5. The Section 203 Condition.” on page 11 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 (“Section 203”) of the Delaware General Corporation Law, as amended (the “DGCL”), are inapplicable to the Offer (the “Section 203 Condition”). In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock not owned by the interested stockholder. See “Purposes of the Offer and Plans, Proposals or Negotiations.”

Replacing the two paragraphs that immediately follow the heading “6. The Board Control Condition.” on page 11 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that Purchaser will, immediately after the Offer is consummated, control MathStar’s Board of Directors by means of the resignation of three of MathStar’s current directors and the appointment of Mr. Fife, Mr. Robert T. Sullivan and Mr. John N. Finlayson by the remaining directors to fill the resulting vacancies (the “Board Control Condition”). However, Purchaser hereby waives the Board Control Condition.

Replacing the three paragraphs that immediately follow the heading “7. The Minimum Stockholders’ Equity Condition.” on page 12 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the total stockholders’ equity of MathStar remains at least $14 million immediately prior to the expiration of the Offer (the “Minimum Stockholders’ Equity Condition”). The total stockholders’ equity of MathStar was $14,491,000 as of March 31, 2009, according to MathStar’s quarterly report on Form 10-Q filed on May 15, 2009.

Certain other conditions to the consummation of the Offer are discussed herein under the caption “Conditions of the Offer.” Purchaser reserves the right (subject to the applicable rules and regulations of the Commission) to amend or waive any one or more of the terms and conditions of the Offer, including, without limitation, the Minimum Tender Condition, the No Takeover Defenses Condition, the Minimum Cash Condition, the No Impairment Condition, the Section 203 Condition, the Board Control Condition (which condition is hereby waived by Purchaser), and the Minimum Stockholders’ Equity Condition. See “Terms of the Offer” and “Conditions of the Offer.”

The Offer will expire at 11:59 P.M., New York City time, on Tuesday, June 30, 2009, unless the Offer is further extended.

Section 1 – “Terms of the Offer”

Replacing the second sentence of the second paragraph of Section 1 – “Terms of the Offer” on page 13 of the Offer to Purchase with the following:

The Offer is subject to the conditions set forth under “Conditions of the Offer,” including the satisfaction of the Minimum Tender Condition, the No Takeover Defenses Condition, the Minimum Cash Condition, the No Impairment Condition, the Section 203 Condition, the Board Control Condition (which condition is hereby waived by Purchaser), and the Minimum Stockholders’ Equity Condition.

Section 7 – “Certain Information Concerning the Company”

Deleting the second sentence of the first paragraph under Section 7 – “Certain Information Concerning the Company” on page 21 of the Offer to Purchase. The deleted sentence is as follows:

Neither Purchaser nor any of its affiliates assumes any responsibility for the accuracy or completeness of the information concerning MathStar furnished by MathStar or contained in such documents and records or for any failure by MathStar to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser and its affiliates.

Section 9 – “Sources and Amount of Funds”

Inserting the following sentence at the end of the first paragraph of Section 9 – “Sources and Amount of Funds” on page 23 of the Offer to Purchase:

Purchaser has no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

Section 12 – “Dividends and Distributions”

Inserting the following sentence at the end of the first paragraph of Section 12 – “Dividends and Distributions” on page 26 of the Offer to Purchase:

Purchaser would inform MathStar stockholders of any such development, and any adjustment to the offer consideration due to any dividends or other distributions may require an extension of the Offer in accordance with Rules 14d-4(d) and 14e-1(b) under the Exchange Act.

Section 13 – “Conditions of the Offer”

Replacing the first sentence of the first paragraph of Section 13 – “Conditions of the Offer” on page 26 of the Offer to Purchase with the following:

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), or pay for, and may delay the acceptance for payment or the payment for any Shares tendered pursuant to the Offer, and may terminate the Offer, if, (a) at or prior to the Expiration Date, any of the Minimum Tender Condition, the No Takeover Defenses Condition, the Minimum Cash Condition, the No Impairment Condition, the Section 203 Condition, the Board Control Condition (which condition is hereby waived by Purchaser), or the Minimum Stockholders’ Equity Condition has not been satisfied or (b) at any time on or after June 1, 2009 and at or prior to the Expiration Date (or thereafter in relation to any condition dependent upon any governmental or regulatory approval), any of the following events shall occur or conditions shall exist: (i) MathStar or any of its subsidiaries shall have entered into an agreement with respect to any merger or any comparable event not in the ordinary course of business; or (ii) Purchaser shall have reached an agreement with MathStar providing for termination of the Offer; which, in the judgment of Purchaser, regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

Replacing the first sentence of the last paragraph under Section 13 – “Conditions of the Offer” on page 27 of the Offer to Purchase with the following:

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including, for example, any action or omission by MathStar, but excluding any action or omission by Purchaser) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the Commission, may be waived by Purchaser, in whole or in part, at any time and from time to time.

Section 16 – “Miscellaneous”

Replacing Section 16 – “Miscellaneous” on page 28 of the Offer to Purchase in its entirety with the following:

The Offer is being made solely by means of this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares, including holders of Shares located in jurisdictions outside the United States. Purchaser is not aware of any U.S. state statute that would prohibit Purchaser from making the Offer to holders of Shares in that state. If Purchaser becomes aware of such a statute, Purchaser will make a good faith effort to comply with such statute in making the Offer. Only to the extent permitted by Rule 14d-10(b)(2), the Offer will exclude all holders of Shares in a U.S. state where Purchaser is prohibited from making the Offer by administrative or judicial action pursuant to a state statute after a good faith effort by Purchaser to comply with such statute. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Schedule A

Replacing the heading “1. Managers and Executive Officers of Purchaser.” and the first sentence of the paragraph that immediately follows such heading on page 29 of the Offer to Purchase with the following:

1. Managers and Executive Officers of Purchaser and the Other Filing Persons.

The following table sets forth the name and present principal occupation or employment, and material occupations, offices or employments for the past five years of each manager and executive officer of Purchaser and each of the other Filing Persons.

Inserting the following immediately before the heading “MANAGERS, EXECUTIVE OFFICERS AND AFFILIATES WHO OWN SHARES OF THE COMPANY” on page 30 of the Offer to Purchase

The following table sets forth the directors, executive officers, shareholders, managers and members of each of the Filing Persons, as applicable.

Filing Person	Directors, Executive Officers, Shareholders, Managers and Members

Tiberius Capital II, LLC	Sole Manager – Tiberius Management, Inc. Sole Member – Hyperion Capital, L.P.

Tiberius Management, Inc.	President, Secretary, Treasurer and sole Director – Robert T. Sullivan Sole Shareholder – Hyperion Capital, L.P.

Hyperion Capital, L.P.	Sole General Partner – Hyperion Capital Management, LLC Sole Limited Partner – John M. Fife

Hyperion Capital Management, LLC	Sole Manager – Fife Trading, Inc. Sole Member – John M. Fife

Fife Trading, Inc.	President, Secretary, Treasurer and sole Director – John M. Fife Sole Shareholder – John M. Fife

Replacing the sentence that immediately follows the heading “MANAGERS, EXECUTIVE OFFICERS AND AFFILIATES WHO OWN SHARES OF THE COMPANY” on page 30 of the Offer to Purchase with the following:

The following table sets forth the name of each manager, executive officer or affiliate of Purchaser or any of the other Filing Persons who beneficially owns Shares of MathStar and the number of Shares beneficially owned by each as of June 1, 2009.

Item 11.	Additional Information.

On June 22, 2009, the Purchaser issued a press release announcing that it extended the Expiration Date of the Offer to 11:59 P.M., New York City time, on June 30, 2009, and waiving the condition to the Offer that the Purchaser assumes control of MathStar’s Board of Directors immediately after the Offer is consummated; and urging MathStar shareholders to tender. The press release issued by the Purchaser is attached hereto as Exhibit (a)(5)(C).

Item 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include the following: “(a)(5)(C)” text of press release issued by the Purchaser dated June 22, 2009.

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated June 1, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated June 1, 2009

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009

(a)(5)(C)	Press Release dated June 22, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

Item 13.	Information Required by Schedule 13E-3.

Not Applicable

Signature

After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2009

TIBERIUS CAPITAL II, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

HYPERION CAPITAL, L.P.

By:	Hyperion Capital Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated June 1, 2009 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 *

(a)(5)(A)	Press Release dated June 1, 2009 *

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009 *

(a)(5)(C)	Press Release dated June 22, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed on June 1, 2009